UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-23760

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

AMERICAN EAGLE OUTFITTERS, INC.

 PROFIT SHARING AND 401(k) PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

AMERICAN EAGLE OUTFITTERS, INC.

150 Thorn Hill Drive

Warrendale, PA 15086-7528

American Eagle Outfitters, Inc. Profit Sharing and 401(k) Plan

Financial Statements as of and for the Year Ended

December 31, 2005,

Supplemental Schedule as of December 31, 2005

and Report of Independent Registered Public

Accounting Firm

AMERICAN EAGLE OUTFITTERS, INC. PROFIT SHARING AND 401(k) PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of December 31, 2005	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE:

Form 5500 Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2005 Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.	8

SIGNATURE	9

The following exhibits are being filed herewith:

Exhibit No.	Description:
23	Independent Registered Public Accounting Firm's Consent

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

American Eagle Outfitters, Inc.

Profit Sharing and 401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of American Eagle Outfitters, Inc. Profit Sharing and 401(k) Plan as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of American Eagle Outfitters, Inc. Profit Sharing and 401(k) Plan as of December 31, 2005, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2005 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York

June 27, 2006

AMERICAN EAGLE OUTFITTERS, INC. PROFIT SHARING AND 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005

2005
INVESTMENTS—At fair value:
Mutual funds	$40,276,379
Common collective fund	4,524,791
American Eagle Outfitters, Inc. common stock fund	8,620,087

Total investments—at fair value	53,421,257

PARTICIPANT LOANS	862,247

RECEIVABLES:
Employee contributions	174,460
Employer matching and profit sharing contributions	2,441,118

Total receivables	2,615,578

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$56,899,082

See notes to financial statements.

AMERICAN EAGLE OUTFITTERS, INC. PROFIT SHARING AND 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

2005
ADDITIONS:
Investment income:
Dividends and interest	$1,643,998
Net appreciation in fair value of investments	1,096,168

Total investment income	2,740,166

Contributions:
Employee	5,717,752
Employer matching	3,444,398
Employer profit sharing	3,972,536
Rollovers	499,357

Total contributions	13,634,043

Total additions	16,374,209

DEDUCTIONS:
Distributions to participants	4,589,939
Fees	13,506

Total deductions	4,603,445

NET INCREASE IN ASSETS BEFORE TRANSFERS FROM OTHER PLANS	11,770,764

TRANSFERS FROM OTHER PLANS
Transfer in of Plan assets from the SSC sponsored Profit Sharing and 401(k) Plan	45,128,318

INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	56,899,082

NET ASSETS AVAILABLE FOR PLAN BENEFITS—Beginning of year	-

NET ASSETS AVAILABLE FOR PLAN BENEFITS—End of year	$56,899,082

See notes to financial statements.

AMERICAN EAGLE OUTFITTERS, INC. PROFIT SHARING AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF THE PLAN

General - The following description of the American Eagle Outfitters, Inc. Profit Sharing and 401(k) Plan (the "Plan") is provided for general information only. Interested parties should refer to the Plan document for more complete information.

The Plan was established by American Eagle Outfitters, Inc. (the "Company") effective January 1, 2005. Prior to the establishment of the Plan, the Company was a  participating employer in the Profit Sharing and 401(k) Plan sponsored by the Schottenstein Stores Corporation and affiliated companies ("SSC"). Effective January 1, 2005, the Plan accepted a direct transfer from the SSC sponsored Profit Sharing and 401(k) Plan (the "SSC Plan") of assets, liabilities and account balances for participants who are employees of the Company.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Company, and all Plan expenses, with the exception of loan fees, are paid by the Company. MFS Heritage Trust Company ("MFS") is the trustee and asset custodian of the Plan; Lifestyle and Company stock fund assets are in the custody of Reliance Trust Company.

Contributions to the Plan - The Plan is a defined contribution plan. Pursuant to the 401(k) feature of the Plan, an eligible employee may contribute up to 30% of his or her cash compensation on a pretax basis, not to exceed $14,000 per participant for the year ended December 31, 2005 ($18,000 for participants of at least age 50 for 2005). The match formula is as follows:

Employee Contribution	Employer Match
1%	1%
2%	2%
3%	3%
4%	3.5%
5%	4%
6%	4.5%

The Company may also elect to make a discretionary profit sharing contribution. Such contributions are allocated to eligible participants, as defined by the Plan, based on the ratio of each participant's compensation to the total of all eligible participants' compensation. The total discretionary contribution for 2005 was approximately $3,973,000.

Investment Options - Participants have the option to direct the investment of their accounts among alternative investment funds selected by the Plan committee. A participant chooses from a number of different mutual and money market fund options. In addition, participants who are employees of the Company are able to invest in the American Eagle Outfitter's Inc. Stock Fund (the "AE Stock Fund").  Effective December 30, 2005, the AE Stock Fund no longer accepts new investments. Additionally, effective June 30, 2006, the AE Stock Fund will close completely at which time all remaining investment balances in the AE Stock Fund will be automatically liquidated and the proceeds transferred to the MFS Conservative Allocation Fund.

Eligibility and Vesting - All eligible employees who were participants in the SSC Plan are eligible for participation in the Plan. Full-time employees are eligible for participation in the Plan on the first of the month following the completion of 60 days of service, and having attained the age of 20 1/2. Part-time employees must additionally complete 1,000 hours of service within a twelve month period.

Amounts contributed by the participants and earnings thereon are fully vested and nonforfeitable at all times. Amounts contributed by the Company (matching and profit sharing contributions) to a participant's account and earnings thereon vest at the rate of 25% per year, beginning with the second full year of service. Participants are fully vested at the end of the fifth year of service.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures - The Plan's forfeitures are immediately available to offset employer contributions. During 2005, employer contributions were reduced by approximately $372,900 from forfeited nonvested accounts.

Benefit Payments - Benefits are generally payable upon the participating employee's retirement, death, disability, or termination of employment. The normal form of payment is a lump-sum distribution. Effective March 28, 2005, the Plan was amended to allow participants who terminate employment for any reason prior to attaining age 65 and whose total account balance is greater than $5,000 to defer distribution until any time after attaining age 65. Participants who terminate employment for any reason and have an account balance of $1,000 or less will receive an automatic lump-sum distribution from the Plan.  Participants who terminate employment for any reason and have an account balance of more than $1,000 but not more than $5,000 may elect a lump-sum distribution from the Plan.  If a lump-sum distribution is not elected, the participant's account balance will be automatically distributed as a direct rollover to an individual retirement plan designated by the Plan committee.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - As of December 31, 2005 the Plan invests principally in various mutual funds, common collective funds and the American Eagle Outfitters, Inc. Common Stock Fund. All investments are presented at market value based upon quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common collective funds are carried at stated unit value of the funds, which are derived from the fair value of the underlying investments. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Loans - Subject to certain provisions, a participant may borrow from their account balances. The participant executes a promissory note with an interest rate based upon prevailing commercial lending rates. Loan principal and interest are paid over a period in excess of one year as determined by the Plan committee. Principal and interest are paid ratably through payroll deductions. Participant loans are valued at cost which approximates fair value.

Payment of Benefits - Benefits are recorded when paid.

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Recent Accounting Pronouncements - In December 2005, the Financial Accounting Standards Board issued Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP").  The FSP addresses the application of contract value accounting for benefit-responsive investment contracts owned by certain stable-value commingled pools, such as a Trust.  While the FSP permits the continued use of contract value accounting to determine the net asset value of the Trust, it will require several changes in financial statement presentation and disclosure, including presentation of both the fair value and contract value for benefit-responsive investment contracts.  The FSP is effective for years ending after December 15, 2006.  The Plan intends to adopt the FSP for the year ended December 31, 2006.  If comparative financial statements are presented, the guidance in the FSP will be applied retroactively to all prior periods presented.  The effect of the FSP on the Plan's financial statements is expected to be enhanced financial statement presentation and disclosure only.

3.	TAX STATUS

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and the related trust is tax exempt under the provisions of Section 501(a) of the IRC. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

4.	INVESTMENTS

The fair value of investments, which represent 5% or more of net assets available for Plan benefits, as of December 31, is as follows:

2005
MFS Conservative Allocation Fund	$11,578,961
American Eagle Outfitters, Inc. Common Stock Fund	8,620,087
MFS Institutional Fixed Fund	4,524,791
MFS Massachusetts Investors Growth Stock Fund	4,365,037
American Funds New Perspectives Fund	4,053,031
MFS Total Return Fund	3,654,667
MFS Growth Allocation Fund	2,825,209

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2005
Mutual funds	$957,633
American Eagle Outfitters, Inc. common stock fund	138,535

Total appreciation	$1,096,168

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are funds managed by MFS. MFS is the asset custodian of the Plan, and therefore, transactions in MFS managed investment funds qualify as party-in-interest transactions. Fees paid to MFS by the Plan for administrative services amounted to approximately $13,500 for the year ended December 31, 2005. Additionally, transactions in the AE Stock Fund qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions. Investment income received from parties-in-interest amounted to approximately $1,509,294 for the year ended December 31, 2005.

* * * * * *

AMERICAN EAGLE OUTFITTERS, INC. PROFIT SHARING AND 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

Identity of Issuer, Borrowers, Lessor, or Similar Party	Description of Asset	Number of Shares	Fair Value
MUTUAL FUNDS:
*MFS	Total Return Fund	237,779	$3,654,667
*MFS	Massachusetts Investors Growth Stock Fund	339,956	4,365,037
*MFS	Conservative Allocation Fund	1,005,118	11,578,961
*MFS	Moderate Allocation Fund	183,335	2,304,515
*MFS	Growth Allocation Fund	208,349	2,825,209
*MFS	Aggressive Growth Fund	92,824	1,309,743
American Funds	New Perspectives Fund	141,566	4,053,031
American Funds	Europacific Growth Fund	42,131	1,731,565
American Funds	Growth Fund of America	66,809	2,061,729
Dreyfus	Basic S&P 500 Stock Index	71,619	1,855,657
PIMCO	Total Return Fund	135,858	1,426,509
Oppenheimer	Main Street Small Cap Index	50,415	1,040,056
Vanguard	Mid-Cap Index	54,962	968,979
Victory	Diversified Stock Fund	46,886	794,245
Washington	Mutual Investors Fund	9,938	306,476

Total mutual funds			40,276,379

COMMON COLLECTIVE FUND—
*MFS	Institutional Fixed Fund		4,524,791

COMMON STOCK FUND—
*American Eagle Outfitters, Inc.	Common Stock Fund		8,620,087

TOTAL INVESTMENTS—
AT FAIR VALUE			53,421,257

PARTICIPANT LOANS—
*Various Participants	Outstanding Participants Loans (with interest rates ranging from 5% to 10.5%, with maturities through 2035)		862,247

TOTAL			$54,283,504

*	Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

American Eagle Outfitters, Inc. Profit Sharing and 401(k) Plan

Dated: June 29, 2006		/s/ Neil Bulman, Jr.
	By:	Neil Bulman, Jr.
	Title:	Vice President and General Counsel

American Eagle Outfitters, Inc. Profit Sharing and 401(k) Plan

Annual Report on Form 11-K

For the Fiscal Year Ended December 31, 2005

INDEX TO EXHIBITS

Exhibit No.	Description

23	Independent Registered Public Accounting Firm's Consent